Exhibit 99.1

WORK Medical Technology Group Establishes U.S. Subsidiary to Advance Global Expansion and Reinforce Long-Term Growth Strategy

Hangzhou, China, June 3, 2026 (GLOBE NEWSWIRE) -- WORK Medical Technology Group LTD (Nasdaq: WOK) (“WORK Medical”, the “Company” or “we”), a supplier of medical devices in China today announced the establishment of its U.S. subsidiary, Work Bio Technologies Ltd (“WBT” or the “Subsidiary”), marking a strategic milestone in the Company’s global expansion initiative and long-term growth strategy.

In alignment with WORK Medical’s long-term strategy to strengthen its global commercial operations and market development efforts, WBT will serve as the Company’s primary operational platform in the United States. The Subsidiary is expected to strengthen WORK Medical’s commercial presence by enhancing the Company’s ability to manage supply chains, and develop business relationships directly in the U.S.

Leveraging its U.S. presence, WBT is also expected to support WORK Medical’s broader international expansion efforts by establishing an operational framework that integrates product distribution, supply chain management, and customer engagement across key global markets. This integrated platform is expected to facilitate business localization, enhance regulatory compliance capabilities, and provide more responsive support to international customers and business partners.

Recently incorporated in the State of Nevada (Entity ID: E56873592026-7; EIN: 42-2095406), WBT is a wholly owned subsidiary of WORK Medical Technology Group LTD. Mr. Wu Shuang, Chief Executive Officer and Chairman of WORK Medical, concurrently serves as President, Secretary, Treasurer, and Director of WBT.

Mr. Wu Shuang commented, “The establishment of WBT in the United States marks a significant milestone in our vision of becoming a globally connected life sciences and medical technology company. This initiative reflects our confidence in the Company’s long-term strategy and our commitment to serving customers and partners worldwide. By combining a direct U.S. operational presence with our existing capabilities, we believe we are well positioned to accelerate business development, deepen international partnerships, and further strengthen investor confidence in WORK Medical’s global growth strategy.”

About WORK Medical Technology Group LTD

WORK Medical Technology Group LTD, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, is a supplier of medical devices that develops and manufactures Class I and II medical devices and sells Class I and II disposable medical devices through operating subsidiaries in China. The Company has a diverse product portfolio comprising 23 products, including customized and multifunctional masks and other medical consumables. All the products have been sold in 34 provincial-level administrative regions in China, with 15 of them sold in more than 30 countries worldwide. The Company has received a number of quality-related manufacturing designations and has registered 17 products with the U.S. Food and Drug Administration allowing their products to enter the U.S. market. For more information, please visit the Company’s website: https://www.workmedtech.com/corporate.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words or similar expressions that are intended to identify forward-looking statements. Any such statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Any forward-looking statements in this press release are based on the Company’s current expectations, estimates and projections only as of the date of this release and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s annual report on Form 20-F and other documents filed by the Company with the U.S. Securities and Exchange Commission. The Company explicitly disclaims any obligation to update any forward-looking statements except to the extent required by law.

For more information, please contact:

WORK Medical Technology Group LTD

Investor Relations Department

Email: ir@workmedtech.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com